15046192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 69203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/24/13 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Ocean Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, Suite 3800
(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William F. Detwiler 212-858-3926
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ma 3/4

OATH OR AFFIRMATION

I, William F. Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Ocean Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William F. Detwiler, President and CCO

Title

Notary Public

CAROLYN M MCEVOY
Notary Public - State of New York
NO. 01MC6269513
Qualified in New York County
My Commission Expires 9/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

******IMPORTANT NOTICE******

If you are subject to the annual audit performed by an independent outside auditor completed at your year end (FYE), you must file a copy of the audit with SIPC. In December 2013, SEC Rule 17a-5(d)(6) was amended to require members to file a copy of the annual audit report with SIPC in addition to the SEC and your DEA. See 17 C.F.R.240.17a-5(d)(6)(2014).

How should I file the Annual Audit Report with SIPC?

Annual Audit Reports are **only** accepted electronically andmust be e-mailed to SIPCAuditReports@sipc.org. The subject line of the email must includethe SEC 8-#, the name of the member firm for whom the report is being submitted and the FYE.

Do I need to file the "Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation," or "Claim of Exclusion from Membership" in accordance with SEC Rule 17a-5(e)(4)?

You are required to file this report if your total revenue is $500,000 or more.

How should I file the Agreed-Upon Procedures (e)(4) Report?

Please send the (e)(4) report separately from the Annual Audit Report.

There are two options to send the (e)(4) report to SIPC:

1) File the (e)(4) report with the copy of the SIPC-7 or SIPC-3 by sending an e-mail to form@sipc.org..In the subject line, list the SEC 8-# and the name of the firm for whom the report is being filed, or

2) Mail the (e)(4) report together with a copy of the SIPC-7 or SIPC-3 to SIPC's street address:

805 15th Street, N.W., Ste. 800
Washington, DC 20005-2215

Three Ocean Securities LLC

Three Ocean Securities LLC Assertions

Three Ocean Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC.

I, William F. Detwiler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William F. Detwiler, President and CCO

February 23, 2015

551 Fifth Avenue – Suite 3800 – New York, NY 10176

THREE OCEAN SECURITIES LLC

FINANCIAL STATEMENTS
as of December 31, 2014
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

We have audited the accompanying financial statements of Three Ocean Securities LLC (a Delaware Limited Liability Company) , which comprise the statement of financial condition as of December 31, 2014, and the related statements of loss, changes in member's equity and cash flows for the period from September 24, 2013 through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information including the statement regarding changes in liabilities subordinated to claims of general creditors. Management of Three Ocean Securities LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Three Ocean Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the period from September 24, 2013 through December 31, 2014 then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been subjected to audit procedures performed in conjunction with the audit of Three Ocean Securities LLC's financial statements. The supplemental information is the responsibility of the management of Three Ocean Securities LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

New York, New York
February 25, 2015

THREE OCEAN SECURITIES LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	57,406
Other current assets		4,092
TOTAL ASSETS	$	61,498

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	1,500
TOTAL LIABILITIES		1,500
Member's Equity:		
Member's equity		59,998
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,498

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC

Statement of Loss

For the period September 24, 2013 through December 31, 2014

Revenues:	
Fee Income	$ -
Total Revenues	-
Expenses:	
Compensation and related expenses	104,097
Professional fees	57,885
Occupancy costs	18,552
Dues, licenses and fees	4,402
Travel	631
Office expense	7,466
Meals and entertainment	4,926
Technology	1,947
Insurance	1,428
Total Expenses	201,334
Net Loss	$ (201,334)

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Changes in Member's Equity
For the period September 24, 2013 through December 31, 2014

Balance - Beginning of period	$	122,486
Net Loss		(201,334)
Member contributions		138,846
Balance - End of period	$	59,998

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Cash Flows
For the period September 24, 2013 through December 31, 2014

Cash Flows from Operating Activities:		
Net Loss	$	(201,334)
Adjustments needed to reconcile net income/(loss) with net cash provided/ (used) by operating activities:		
(Increase)/Decrease in other current assets		(4,092)
Increase/(Decrease) in accrued expenses		(4,774)
Cash Provided/(Used) by Operating Activities		(210,200)
Cash Flows from Financing Activities:		
Member contributions		138,846
Cash Provided/(Used) by Financing Activities		138,846
Net increase/(decrease) in cash		(71,354)
Cash balance - Beginning of period		128,760
Cash balance - End of period	$	57,406

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements
December 31, 2014

(1) **Organization and Operation**

Three Ocean Securities LLC ("the Company"), is a Delaware Limited Liability Company formed on July 22, 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of September 24, 2013 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was originally formed under the name Three Ocean Partners Advisors LLC but changed its name as of April 10, 2014 to Three Ocean Securities LLC.

(2) **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed directly on the Company's earnings.

The Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2011, 2012, and 2013 tax returns are currently open for examination.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with their capital interest.

(3) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $55,906 which was in excess $50,906 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0268 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

(5) Related Party Transactions

The Company has executed an Office and Administrative Services Agreement (the "Agreement"), with its sole member. Under this Agreement the Company utilizes certain office facilities and administrative services of the sole member in exchange for compensation. For the period from September 24, 2013 through December 31, 2014 the compensation totaled $138,646. The total is reflected in the Statement of Loss in the categories for which the utilization of services relates.

(6) Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 25, 2015, the date which the financial statements were available to be issued and noted no items requiring further disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2014

SCHEDULE I

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2014

COMPUTATION OF NET CAPITAL		
Member's equity per statement of financial condition	$	59,998
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		59,998
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		4,092
Net capital before haircuts on securities positions		55,906
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	55,906
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued expenses	$	1,500
Total aggregate indebtedness	$	1,500

The preceding notes are an integral part of this supplemental information.

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2014

COMPUTATION OF NET CAPITAL (Continued)

Reconciliation of Computation of Net Capital
The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Three Ocean Securities LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000

The preceding notes are an integral part of this supplemental information.